Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors Sientra, Inc:

We consent to the use of our report dated July 17, 2014, except for the third paragraph of Note 1, as to which the date is October 17, 2014, with respect to the balance sheets of Sientra, Inc. as of December 31, 2013 and 2012 and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related financial statement schedule, incorporated by reference herein. Our report contains an explanatory paragraph that the accumulated deficit as of December 31, 2011 has been restated to correct a misstatement from the Company’s previously issued financial statements, which were audited by other auditors, as discussed in note 2 to the financial statements.

/s/ KPMG LLP

Woodland Hills, California

October 29, 2014